UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 2)

                         Kestrel Energy, Inc.
                           (Name of Issuer)

                      Common Stock, No par value)
                    (Title of Class of Securities)

                              492545 10 8
                            (CUSIP Number)

                           S. Lee Terry, Jr.
                           Coudert Brothers
                  950 Seventeenth Street, Suite 1800
                        Denver, Colorado 80202
                            (303) 607-0888
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             June 30, 2000
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

                         CUSIP No. 492545 10 8

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     CIBC Eyres Reed Australian Resources Fund

2)   Check the Appropriate Box if a Member of a Group*

     (a)
     (b)

3)   SEC USE ONLY

4)   Source of Funds

     WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     Ireland

Number of Shares         7)  Sole Voting Power       0
Beneficially Owned       8)  Shared Voting Power     0
By Each Reporting        9)  Sole Dispositive Power  0
Person With             10)  Shares Dispositive
                              Power                  0

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     0

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares [ ]

13)  Percent of Class Represented by Amount in Row (11)

     0%

14)  Type of Reporting Person

     IC

                             SCHEDULE 13D
               CIBC EYRES REED AUSTRALIAN RESOURCES FUND


Item 1    Security and Issuer

          No par value Common Stock ("the Shares") of Kestrel Energy, Inc. (the "Company"), 999 18th Street, Suite 2490, Denver, Colorado 80202

Item 2    Identity and Background

          (a)  Name:          CIBC Eyres Reed Australian Resources Fund

          (b)  Business       Level 45, Central Park
               Address:       152-158 St George's Terrace
                              Perth, Western Australia, 6000

          (c)  Principal
               Business and
               Place of
               Organization: An investment company registered in Ireland

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

         DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSON:

          (a)  Name:          Philip McGowan

          (b)  Business
               Address:       Deloitte & Touche House
                              29 Earlsfort Terrace
                              Dublin 2, Ireland

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   USA

          (a)  Name:          Francis Corbett

          (b)  Business
               Address:       Deloitte & Touche House
                              29 Earlsfort Terrace
                              Dublin 2, Ireland

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   USA

          (a)  Name:          Michael Rogers

          (b)  Business
               Address:       Deloitte & Touche House
                              29 Earlsfort Terrace
                              Dublin 2, Ireland

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   USA

          (a)  Name:          Paul McGuiggan

          (b)  Business
               Address:       Deloitte & Touche House
                              29 Earlsfort Terrace
                              Dublin 2, Ireland

          (c)  Principal
               Occupation,
               Name of Business,
               Principal Business
               and Address:   Director

          (d)  Criminal
               Proceedings:   None

          (e)  Civil
               Proceedings:   None

          (f)  Citizenship:   USA

Item 3.   Source and Amount of Funds or Other Consideration

          On June 30, 2000, the Reporting Person entered into an agreement to merge with Golden Prospect Plc, a publicly traded mining investment company registered in London, England. The merger was consummated in November 2000, pursuant to which the Reporting Person transferred its 915,000 Shares and warrants to purchase 87,500 Shares to Golden in exchange for 1,371,775 shares of Golden.

Item 4.   Purpose of Transaction

          The Shares were exchanged for investment purposes.

          (a)  None.
          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a)  0 Shares of Common Stock (0%) beneficially owned.

          (b)  Number of Shares as to which there is sole power to vote
          - 0; shared power to direct the vote - 0; sole power to direct the disposition - 0; shared power to direct the disposition - 0.

          (c)  See Item 3.

          (d)  None.

          (e)  See Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          None.

Item 7.   Material to be filed as Exhibits

          None.


                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CIBC EYRES REED AUSTRALIAN RESOURCES
FUND


Date: February 2, 2001             By:/s/Philip McGowan
                                     Philip McGowan (As Trustee)
                                     Managing Director of Investors
                                     Trust and Custodial Services
                                     (Ireland) Ltd